FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2009

Commission File Number: 001-33751

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
(Translation of registrant’s name into English)
6TH Floor, Tower B, Xinnengyuan Building
Nanhai Road, Nashan District
Shenzhen, Guangdong Province 518054
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
          N/A

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
By:	/s/ William Weili Dai
Name:	William Weili Dai
Title:	Chief Financial Officer

Date: May 27, 2009

Exhibit 99.1
China Nepstar Chain Drugstore Reports First Quarter 2009 Financial Results
- Adjusts Strategy to Reflect Economic Downturn; Continues Focus on Cost
Control and Enhancing Efficiencies -
Shenzhen, China, May 27, 2009 — China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or “the Company”), the largest drugstore chain in China based on the number of directly operated stores, today announced its unaudited financial results for the first quarter ended March 31, 2009.
Financial Highlights
In January 2009, Nepstar’s board of directors approved the termination of a voting rights assignment agreement which assigned 30% of the total voting rights of Yunnan JianZhiJia Chain Drugstore Co. Ltd. (“JZJ”) to Nepstar. As of December 31, 2008, JZJ had 355 drugstore outlets, all of which were located in Yunnan province in southwestern China. As a result of the termination of the voting rights assignment agreement, Nepstar no longer consolidated JZJ’s financials beginning in the first quarter of 2009, and the financial results of JZJ was accounted for under the equity method.
To facilitate comparability of figures between periods presented, pro forma financial information is presented to show the accounting impact of the termination of the voting rights assignment agreement as if that had been taken place in the beginning of the relevant period.
For the quarter ended March 31, 2009:
•	Revenue was RMB506 million (US$74 million), reflecting a 12.1% increase compared to revenue of RMB 451 million in the first quarter of 2008 on pro forma basis

•	Net income was RMB30 million (US$4 million)

•	Net cash flow from operations was RMB93 million (US$14 million)
“As the global economic crisis continues to drive declines in export oriented businesses in southern China, many migrant workers have returned to their rural homes, which has significantly shifted consumption trends,” commented Mr Ian Wade, Co-Chief Executive Officer of Nepstar. “Nepstar is actively aligning itself with this change by closing down poorly performing stores in southern regions and focusing our efforts on driving sales in northern regions by improving store efficiencies. As a result, we have been able to minimize the adverse impact on our overall same store sales, and increased first quarter revenues by 12.1% compared to revenue in the first quarter of 2008 on a pro forma basis. We will continue to control costs, improve operating efficiencies and pursue competitive strategies to leverage our brand strength and network scale.”

First Quarter Results
Revenue for the quarter ended March 31, 2009 was RMB506 million (US$74 million), compared to RMB543 million for the first quarter of 2008, and was 12.1% higher than revenue of RMB451 million for the first quarter of 2008 on a pro forma basis.
First quarter revenue contribution from prescription drugs was 22.1%, over-the-counter (“OTC”) drugs was 37.9%, nutritional supplements was 20.1%, traditional Chinese herbal products was 4.2% and other products was 15.7%. Same store sales (for stores opened before December 31, 2007) for the first quarter of 2009 decreased by 1.9% from the same period last year. The decline was mainly due to the worsened economic environment in southern China, where many export oriented businesses have suffered from collapsing global demand. Same store sales were calculated based on 1,630 stores opened as of December 31, 2007.
Nepstar’s portfolio of private label products included 1,451 products as of March 31, 2009. Sales of private label products represented approximately 28.5% of revenue and 42.7% of gross profit for the first quarter 2009.
Gross profit was RMB244 million (US$36 million) for the first quarter of 2009, as compared to RMB259 million for the first quarter of 2008 and RMB229 million on a pro forma basis. Gross margin for the quarter of 2009 was 48.2%, as compared to 47.7% for the same period in 2008 and 50.7% on pro forma basis. The decrease in gross margin compared with that of pro forma basis was largely due to the price adjustments of certain price sensitive products to maintain competitiveness and to address the changing consumer consumption pattern as a result of worsened economic environment.
Sales, marketing and other operating expenses as a percentage of revenue for the first quarter of 2009 increased to 41.0% compared to 35.8% in the first quarter of 2008 and 38.3% on a pro forma basis. The increase was primarily due to an increase in the proportion of newly opened stores in the Company’s store base. Also, we incurred costs of RMB1.4 million associated with store closures in the first quarter of 2009. However, sales, marketing and other operating expenses dropped for the second consecutive quarter in absolute amount since the fourth quarter 2008 due to effective cost control measures, particularly in head-count reduction and renegotiation of rental terms.
General and administrative expenses as a percentage of revenue for the first quarter of 2009 was 4.6% compared to 4.4% for the first quarter of 2008 and 5.0% on a pro forma basis. The decrease compared to pro forma basis was also primarily due to efficient cost control measures.
Operating income for the first quarter of 2009 was RMB13 million (US$2 million) compared to RMB41 million for the first quarter of 2008 and RMB34 million on a pro forma basis.
The Company’s effective tax rate was 26.5% for first quarter of 2009, compared to 24.5% for the first quarter of 2008. The increase in effective tax rate was primarily due to (i) higher tax rates that certain of the Company’s subsidiaries are subject to under the new PRC corporate income tax law, and (ii) an increase in the deferred tax asset valuation allowance for tax loss carry forwards, the benefits of which the Company currently does not expect to be realizable.
Net income in the first quarter 2009 was RMB30 million (US$4 million), or RMB0.30 (US$0.04) basic earnings per American depositary share (“ADS”), and RMB0.28 (US$0.04) diluted earnings per ADS. This compares to net income of RMB55 million, or RMB0.52 basic and RMB0.50 diluted earnings per ADS for the first quarter of 2008. The total number of outstanding ordinary shares for the Company as of March 31, 2009 was 207 million. The weighted average number of ADSs for the first quarter of 2009 was 104 million. One ADS represents two ordinary shares.
As of March 31, 2009, the Company’s total cash, cash equivalents and current bank deposits were RMB1,874 million (US$274 million), long term bank deposits were RMB200 million (US$ 29 million), held-to-maturity investment securities were RMB408 million (US$ 60 million) and total shareholders’ equity was RMB2,727 million (US$ 399 million).
On March 16, the Company declared a cash dividend of US$0.35 per ADS, or approximately RMB250 million.
First Quarter Operating Highlights
During the first quarter of 2009, management focused on improving product offerings in both pharmaceutical and non-pharmaceutical sectors and enhancing the store operation standards. Meanwhile, in selective areas where business is seriously impacted by the worsened economic environment, aggressive pilot marketing programs were implemented starting from second half of March 2009 in an attempt to grow our market share and enhance our competitive position.
In first quarter of 2009, Nepstar opened 16 new stores organically and closed 34 stores. As of March 31, 2009, Nepstar had a total of 2,336 stores in operation. JZJ had 361 drugstores, in which Nepstar holds 40% equity interest. Since the second half of 2008, Nepstar shifted its strategy to focus on improving the overall quality of store performance by closing poorly performing stores, being more selective in acquiring new stores and slowing the pace of new store openings, which generally incur high initial costs, but generate lower revenues during their first two years of operations.
In the mean time, Nepstar has been in discussions with local governments in Hubei Province and Jilin Province to obtain support for Nepstar to develop those new markets. Once favorable terms are confirmed, Nepstar will consider entering into those new areas. Also in the first quarter of 2009, the Company is exploring business opportunities with catalogue sales, that is, customers could place orders and receive delivery at home according to Nepstar catalogues for products that are not carried at store level. Sixteen stores across China have been experimenting with catalogue sales of household consumables. We are carefully monitoring and adjusting the experimental model.
Business Outlook
Mr. Wade commented, “We are committed to preserving Nepstar’s brand equity and expanding market share. Our strategy is to continue to drive same store sales, while reducing overall costs and leveraging our infrastructure to enhance efficiencies. We are reviewing all aspects of operations, including product mix and pricing to ensure the best and most competitive offerings for our customers.
“We remain hopeful that Chinese healthcare reform is poised to benefit the more than one billion people in China and achieve an overall higher quality of life. The Chinese government’s recent stimulus and related healthcare subsidy should significantly expand healthcare spending, which will benefit all aspects of the industry, including the retail drugstore market. We believe the worst is already behind us and look forward to recovery in the balance of the year.”
Conference Call Information
The Company’s management team will host a conference call, to be simultaneously Web cast, on Wednesday, May 27, 2009 at 8:00 a.m. Eastern Daylight Time / 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-9210 (North America) or +1-201-689-8049 (International) approximately five to ten minutes before the call start time. A live Web cast of the conference call will be available on the Nepstar Web site at http://www.nepstar.cn.
A replay of the call will be available starting on May 27, 2009, at 11:00 a.m. Eastern Daylight Time / 11:00 p.m. Beijing Time through June 6, 2009 at 11:59 p.m. Eastern Daylight Time or June 4, 2009 at 11:59 a.m. Beijing Time. An archived Web cast of the conference call will be available on the Nepstar Web site at http://www.nepstar.cn . Interested parties may access the replay by dialing +1-877-660-6853 (North America) or + 1-201-612-7415 (International) and entering account number 286 and conference ID number 323198.
About China Nepstar Chain Drugstore Ltd.
China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is China’s largest retail drugstore chain based on the number of directly operated stores. As of March 31, 2009, the Company had 2,336 stores across 63 cities and 40% equity in the 361 stores of its affiliate in Yunnan province, one headquarter distribution center and 12 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products including consumables. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the robust economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Exchange Rate Information
The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the exchange rate of US$1.00 = RMB6.8329 on March 31, 2009 as set forth in the H. 10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on March 31, 2009, or at any other certain date. The percentages stated are calculated based on RMB.
For more information, please contact:
In China:
Lucia Qian
China Nepstar Chain Drugstore Ltd.
Marketing and IR Director
Phone: +86-755-2641-4065
Email: qianrt@nepstar.cn
In the United States:
Dixon Chen
Grayling
Investor Relations
Tel: +1-646-284-9403
Email: Dixon.chen@us.grayling.com
Ivette Almeida
Grayling
Media Relations
Tel: +1-646-284-9455
Email: ivette.almeida@us.grayling.com
# # #
Tables Follow

China Nepstar Chain Drugstore Ltd.
Condensed Consolidated Statements of Operations
(amounts in thousands — except share and per-share data)

	Three-month period ended
	March 31
	2008	2009	2009
	RMB	RMB	USD
Revenue	542,738	505,960	74,047
Cost of goods sold	(283,477)	(261,970)	(38,339)

Gross profit	259,261	243,990	35,708

Sales, marketing and other operating expenses	(194,496)	(207,622)	(30,386)
General and administrative expenses	(23,876)	(23,295)	(3,409)

Income from operations	40,889	13,073	1,913

Interest income	35,502	23,518	3,442
Dividend income from cost method investments	816	3,776	553
Equity in income of affiliates	—	1,007	147

Earnings before income tax expense and minority interests	77,207	41,374	6,055

Income tax expense	(18,945)	(10,944)	(1,602)
Minority interests	(3,362)	—	—

Net income attributable to ordinary shareholders	54,900	30,430	4,453

Earnings per ordinary share:
Basic	0.26	0.15	0.02
Diluted	0.25	0.14	0.02

China Nepstar Chain Drugstore Ltd.
Condensed Consolidated Balance Sheets
(amounts in thousands)

	As of December 31	As of March 31
	2008	2009	2009
	RMB	RMB	USD
Current assets
Cash, cash equivalents and other bank deposits	1,197,884	1,874,005	274,262
Held-to-maturity investment securities	641,000	8,000	1,171
Accounts receivable, net of allowance for doubtful accounts	88,136	64,936	9,503
Prepayments for purchase of merchandise paid to related parties	70,306	66,366	9,713
Amounts due from related parties	7,244	27,837	4,074
Prepaid expenses, deposits and other current assets	178,354	138,975	20,339
Inventories	373,689	273,898	40,085
Deferred income taxes	15,863	15,646	2,290

Total current assets	2,572,476	2,469,663	361,437

Non-current assets
Long-term bank deposits	200,000	200,000	29,270
Held-to -maturity investment securities	400,000	400,000	58,540
Property and equipment, net	240,396	206,978	30,291
Deposits for purchases of properties paid to related parties	2,100	—	—
Rental deposits	28,873	28,835	4,220
Cost method equity investments	12,638	12,638	1,850
Equity method investments	—	16,295	2,385
Intangible assets	2,390	1,971	288
Goodwill	35,177	35,177	5,148
Deferred income taxes	4,723	2,997	439

Total non-current assets	926,297	904,891	132,431

	As of December 31	As of March 31
	2008	2009	2009
	RMB	RMB	USD
Total assets	3,498,773	3,374,554	493,868

Current liabilities
Accounts payable	267,250	237,782	34,799
Amounts due to related parties	64,200	6,607	967
Accrued expenses and other payables	123,905	100,780	14,749
Dividend payable	—	247,908	36,282
Income tax payable	35,344	22,216	3,251

Total current liabilities	490,699	615,293	90,048

Non-current liabilities
Deferred income	14,992	20,185	2,954
Deferred income taxes	10,443	12,400	1,815

Total non-current liabilities	25,435	32,585	4,769

Total liabilities	516,134	647,878	94,817

Minority interests	23,165	—	—

Shareholders’ equity

Share capital	165	164	24
Additional paid-in capital	2,823,668	2,663,518	389,808
Accumulated other comprehensive loss	(38,009)	(37,750)	(5,525)
Retained earnings	173,650	100,744	14,744

Total shareholders’equity	2,959,474	2,726,676	399,051

Total liabilities and shareholders’ equity	3,498,773	3,374,554	493,868

China Nepstar Chain Drugstore Ltd.
Condensed Consolidated Statements of Cash Flows
(amounts in thousands)

	Three-month period ended March 31
	2008	2009	2009
	RMB	RMB	USD
Cash flows provided by operating activities	66,225	93,488	13,682

Cash flows (used in)/provided by investing activities	(886,619)	48,606	7,114

Cash flows used in financing activities	(7,564)	(16,082)	(2,354)

China Nepstar Chain Drugstore Ltd.
Pro Forma Key Financials
(amounts in thousands)

Three-month period ended
March 31, 2008
RMB
Revenue	451,334
Gross profit	229,048
Gross Margin	50.7%
Income from operations	33,727
Operating Margin	7.5%
Net income	54,900
Net Margin	12.2%

As of December 31, 2008
RMB
Cash,cash equivalents and other bank deposits	1,190,873
Total held-to-maturity investment securities	1,041,000
Long-term bank deposits	200,000
Total assets	3,383,238
Total liabilities	423,764
Total shareholders’equity	2,959,474
For convenient comparison, income statement item amounts for the three-month period ended March 31, 2008 and balance sheet item amounts as of December 31, 2008 were computed on pro forma basis as if JZJ had been equity accounted for in the period.